Exhibit (a)(1)(vii)
R.H. DONNELLEY CORPORATION
OFFER TO EXCHANGE
INDIVIDUAL AWARD STATEMENT
June 12, 2008
[Employee name and address]

Number of Shares Underlying New
SARs You Will Receive if Your
	Total Number of Shares Subject to	Expiration		Exchange	Eligible Awards Are Exchanged
Grant Date	Your Eligible Options/SARs	Date	Exercise Price	Ratio	in the Exchange Program
$
Total
IMPORTANT: Please carefully review the Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for New Stock Appreciation Rights, dated June 12, 2008, the election form, the R.H. Donnelley Corporation 2005 Stock Award and Incentive Plan, the applicable form of SAR agreement, and the above information about your eligible awards. If you think the information regarding your eligible awards is incorrect, or if you have any questions about the offer, please send an e-mail to: exchangeprogram@rhd.com.